UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DCB Financial Corp

(Name of Issuer)

     Common Shares, no par value

(Title of Class of Securities)

     233075100

(CUSIP Number)

Michael A. Priest

JMAC, Inc.

200 W. Nationwide Blvd.

Columbus, Ohio 43215

(614) 436-2418

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

     December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233075100	SCHEDULE 13D

1.	Names of Reporting Persons Michael Allen Priest I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 2,886
Shares Beneficially Owned By Each	8.	Shared Voting Power 526,316
Reporting Person With	9.	Sole Dispositive Power 2,886
	10.	Shared Dispositive Power 526,316
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.26%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 677719106	SCHEDULE 13D

1.	Names of Reporting Persons JMAC, Inc. I.R.S. Identification Nos. of above persons (entities only) 31-0981458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of	7.	Sole Voting Power 526,316
Shares Beneficially Owned By Each	8.	Shared Voting Power -0-
Reporting Person With	9.	Sole Dispositive Power 526,316
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.22%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Common shares, no par value
DCB Financial Corp. 110 Riverbend Avenue Lewis Center, Ohio 43035
Item 2.	Identify and Background

Michael Allen Priest

200 W. Nationwide Boulevard

Columbus, Ohio 43215

Citizen of the United States of America

Mr. Priest is the president of JMAC, Inc.

JMAC, Inc.

200 W. Nationwide Boulevard

Columbus, Ohio 43215

Formed under the laws of the State of Ohio

JMAC, Inc. is a family holding company of numerous investments.

Neither Mr. Priest nor JMAC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described under Item 4 below, Mr. Priest was appointed to the Board of Directors of DCBF in conjunction with JMAC’s acquisition of DCBF shares. All of Mr. Priest’s shares were purchased with funds received from DCBF as compensation for his service as a director of DCBF. Pursuant to a plan adopted by DCBF’s Compensation Committee and its Board, a designated portion of each director’s fees, including Mr. Priest’s, is paid in common shares of DCBF at the completion of each fiscal quarter. DCBF forwards the portion of the retainer to be paid in shares to a broker who uses the funds to purchase shares on the open market on behalf of each director, including Mr. Priest. The purchases are made at the market price on the first business day following the end of each fiscal quarter. The shares are fully vested upon purchase.

JMAC purchased all of its DCBF shares with working capital.

Item 4.

Purpose of Transaction

Mr. Priest acquired his DCBF shares as compensation from DCBF for serving on its Board of Directors.

JMAC acquired its shares of DCBF for investment purposes as part of a capital raise conducted by DCBF. JMAC used working capital to purchase 526,316 common shares, no par value, of DCBF at $3.80 per share.

As part of a Standby Purchaser Agreement for Common Shares entered into between DCBF and JMAC on July 17, 2012, as amended on September 24, 2012 (the “Purchaser Agreement”), DCBF agreed to allow JMAC to designate one individual to be appointed to DCBF’s Board of Directors upon consummation of JMAC’s purchase of DCBF shares. As a result, on March 21, 2013, DCBF elected Michael Priest to its Board of Directors.

The Purchaser Agreement also provides that if at any time JMAC’s Board representation constitutes less than 10% of the voting membership of the DCBF Board, JMAC shall be entitled to designate additional directors sufficient to assure at least a 10% Board representation.

Item 5.	Interest in Securities of the Issuer Michael Allen Priest

(a)	Amount Beneficially Owned:
529,202
(b)	Percent of Class:
7.26%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,886

(ii)	shared power to vote or to direct the vote: 526,316

(iii)	sole power to dispose or to direct the disposition of: 2,886

(iv)	shared power to dispose or to direct the disposition of: 526,316

The Board of Directors of JMAC has directed Mr. Priest, the president of JMAC, to vote the DCBF shares held by JMAC. As a result, Mr. Priest currently shares voting and dispositive power over the DCBF shares owned by JMAC with JMAC.

During the 60 days prior to August 12, 2015 and the 60 days prior to December 6, 2012, Mr. Priest did not acquire any shares of DCBF.

JMAC, Inc.

(a)	Amount Beneficially Owned:
526,316
(b)	Percent of Class:
7.22%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 526,316

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 526,316

(iv)	shared power to dispose or to direct the disposition of: -0-

JMAC has not acquired any shares of DCBF other than the acquisition on December 6, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

Exhibit A: Standby Purchaser Agreement for Common Shares of DCB Financial Corp

Exhibit B: Agreement for Joint Filing of Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2015

/s/ Michael Allen Priest
Michael Allen Priest

JMAC, INC.

By:	/s/ Michael Allen Priest
Michael Allen Priest
President

EXHIBIT A

STANDBY PURCHASER AGREEMENT FOR COMMON SHARES OF

DCB FINANCIAL CORP

July 17, 2012, amended September 24, 2012

Name

Address

City, State, Zip

Dear X:

This letter confirms our agreement with respect to the intention of DCBF Financial Corp, an Ohio corporation (“DCBF”), to raise additional capital through a rights offering, of up to 3,475,000 of DCBF’s common shares, no par value per share (the “Common Shares”), to its shareholders of record (the “Rights Offering”) with the participation of standby purchasers for any unsubscribed shares in the Rights Offering. The offering to standby purchasers is hereinafter referred to as the “Offering”.

Section 1 – Purchase and Sale of Common Shares and Unsubscribed Shares.

a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, DCBF agrees to issue and sell to you as a standby purchaser (the “Standby Purchaser”), and the Standby Purchaser agrees to purchase from DCBF, at $3.80 per Common Share (the “Subscription Price”), X Common Shares (the “Minimum Shares”), and Standby Purchaser agrees to purchase any and all additional shares offered by DCBF to Standby Purchaser, up to an additional X Common Shares (the “Standby Shares”) that may remain available for issuance upon completion of the Rights Offering after the issuance of all Common Shares validly subscribed for through the exercise of rights, including the exercise of all oversubscription privileges, in the Rights Offering. The Minimum Shares to be purchased under this Agreement and the Standby Shares that Standby Purchaser is required to purchase under this Agreement are collectively referred to as the “Purchased Shares.” Nothing in this Agreement shall be construed to permit the Standby Purchaser to acquire a number of Common Shares that would result in the Standby Purchaser owning 10% or more of the outstanding Common Shares. The Purchased Shares shall be automatically reduced by the minimum amount necessary to insure that the foregoing is true.

(b) The Standby Purchaser and DCBF acknowledge and agree that DCBF has entered into, or contemplates entering into, one or more other Standby Purchaser Agreements with certain other parties (collectively, the “Standby Purchasers”) on terms substantially similar to this Agreement, except that they may provide for the purchase of a different number of Minimum or Standby Shares in Section 1(a). DCBF agrees that should it offer or sell Common Shares at a Subscription Price of less than $3.80 per Common Share or on other terms more favorable than those set forth herein, DCBF shall so advise Standby Purchaser and, at the option of the Standby Purchaser, this Agreement shall be modified to incorporate the most favored terms available to any purchaser.

Section 2 – Access to Information. The Standby Purchaser has been given access to all books of account, records and other documents concerning DCBF, the Common Shares and the terms and conditions of the Offering and the Rights Offering. In addition, the Standby Purchaser has had the opportunity to ask questions of, and receive answers from, representatives of DCBF and The Delaware County Bank & Trust Company, a wholly-owned subsidiary of DCBF (the “Bank”), about DCBF, the Bank, the Common Shares, the terms and conditions of the Offering and the Rights Offering and any additional information deemed necessary by the Standby Purchaser to verify the accuracy and adequacy of the written information provided to the Standby Purchaser by DCBF. All questions have been answered to the full satisfaction of the Standby Purchaser.

Section 3 – Investment Risks. The Standby Purchaser understands and acknowledges that the Purchased Shares are speculative securities and involve a high degree of risk and that no federal or state agency has made any finding or determination as to the fairness for public or private investment in, nor any recommendations or endorsement of, the Purchased Shares as an investment. The Standby Purchaser has such knowledge and experience in business and financial matters that the Standby Purchaser is capable of evaluating the merits and risks of an investment in the Purchased Shares. The Standby Purchaser’s financial situation is such that the Standby Purchaser can afford a complete loss of the Standby Purchaser’s investment in the Purchased Shares.

Section 4 – Standby Purchaser Representations and Warranties.

(a) The Standby Purchaser is purchasing the Purchased Shares for the Standby Purchaser’s own account, for investment purposes only and not with a present intention of entering into or making any subsequent sale, assignment, conveyance, pledge, hypothecation or other transfer thereof.

(b) The Standby Purchaser has no need for liquidity in the Standby Purchaser’s investment in the Purchased Shares, recognizes that the Common Shares are not traded on a stock exchange and understands that there will be no active market for the resale of the Purchased Shares and that there are restrictions on the subsequent resale or other transfer of the Purchased Shares.

(c) The Standby Purchaser understands and acknowledges that the Purchased Shares have not been registered under the Securities Act of 1933, as amended (the “Act”), under comparable federal banking regulations, if applicable, or under the securities laws of any state, but have been offered and sold pursuant to and in reliance upon exemptions from registration thereunder.

(d) The Standby Purchaser understands and acknowledges that, as a consequence of the restrictions on subsequent transfer imposed by the foregoing exemptions, the Purchased Shares may not subsequently be sold, assigned, conveyed, pledged, hypothecated or otherwise transferred by a holder thereof except pursuant to (i) an effective registration statement registering the Purchased Shares under the Act, under comparable federal banking regulations, if applicable, and under applicable state securities laws or (ii) an opinion of counsel obtained by such holder and in all respects satisfactory to DCBF that such registration under the Act, comparable federal banking regulations, if applicable, and under applicable state securities laws is not required for such holder to lawfully effect such subsequent sale, assignment, conveyance, pledge, hypothecation or other transfer. The certificates representing the Purchased Shares shall bear a legend similar to the following setting forth the foregoing restrictions:

The Common Shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”) or under the securities laws of any state and have been issued in reliance upon exemptions from registration thereunder. As a result, the Common Shares may not be sold, assigned, conveyed, pledged, hypothecated or otherwise transferred by the holder thereof, except: (i) pursuant to an effective registration statement registering the Common Shares under the Act and under applicable state securities laws; or (ii) pursuant to an opinion of counsel obtained by the holder of this certificate (which opinion and counsel are in all respects satisfactory to the Company) that registration under the Act and under applicable state securities laws is not required for such holder to effect the sale, assignment, conveyance, pledge, hypothecation or other transfer in a lawful manner.

Upon Standby Purchaser’s request, at any time following six months from the date of Closing (as defined in Section 10), DCBF shall remove any restrictive legend from any certificate(s) evidencing the Purchased Shares as long as the conditions of Rule 144 promulgated under the Securities Act of 1933, as amended, have been met, and shall cooperate with Standby Purchaser to facilitate the removal of said restrictions by the Transfer Agent for DCBF.

(e) The Standby Purchaser understands and acknowledges that, DCBF reserves and shall have the right to refuse to accept or register the assignment or other transfer of any Purchased Share unless and until the conditions to such assignment or other transfer specified in this Agreement have been satisfied.

(f) The Standby Purchaser hereby acknowledges and agrees that DCBF may decline to issue Common Shares to the Standby Purchaser hereunder if, in the opinion of DCBF, the Standby Purchaser is required to obtain prior clearance or approval of such purchase from any state or federal bank regulatory authority and if such approval or clearance has not been obtained or if satisfactory evidence thereof has not been presented to DCBF prior to the expiration of the Offering.

(g) The Standby Purchaser represents and warrants to, and covenants with, DCBF as follows:

(A) If the Standby Purchaser is an individual, he or she has full power and authority to perform his or her obligations under this Agreement.

(B) If the Standby Purchaser is a corporation, the Standby Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to perform its obligations under this Agreement.

(C) If the Standby Purchaser is a trust, the Trustee has been duly appointed as trustee of the Standby Purchaser with full power and authority to act on behalf of the Standby Purchaser and to perform the obligations of the Standby Purchaser under this Agreement.

(D) If the Standby Purchaser is a partnership or limited liability company, the Standby Purchaser is a partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full power and authority to perform its obligations under this Agreement.

(h) The execution, delivery and performance of this Agreement by the Standby Purchaser and the consummation by the Standby Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action of the Standby Purchaser; and this Agreement, when duly executed and delivered by the Standby Purchaser, will constitute a valid and legally binding instrument, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(i) The Standby Purchaser is not insolvent and has sufficient cash funds on hand to purchase the Purchased Shares on the terms and conditions contained in this Agreement and will have such funds on the Closing Date. The Standby Purchaser has simultaneously with the execution and delivery of this Agreement or prior thereto provided DCBF with evidence or substantiated that such Standby Purchaser has the financial means to satisfy its financial obligations under this Agreement and the foregoing evidence and substantiation is a true and accurate representation of such means.

(j) No state, federal or foreign regulatory approvals, permits, licenses or consents or other contractual or legal obligations are required with respect to the Standby Purchaser in order for the Standby Purchaser to enter into this Agreement or purchase the Purchased Shares.

(k) The execution and delivery of this Agreement, the consummation by the Standby Purchaser of the transactions herein contemplated and the compliance by the Standby Purchaser with the terms hereof do not and will not conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Standby Purchaser is a party or by which any of the Standby Purchaser’s properties or assets are bound, or any applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Standby Purchaser or any of the Standby Purchaser’s properties or assets; and no consent, approval, authorization, order, registration or qualification of or with any such government, governmental instrumentality or court, domestic or foreign, is required for the valid authorization, execution, delivery and performance by the Standby Purchaser of this Agreement or the consummation by the Standby Purchaser of the transactions contemplated by this Agreement that will not have been obtained prior to the Closing.

(l) The Standby Purchaser has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or persons with respect to the transactions contemplated by this Agreement or any securities of DCBF, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; and the Standby Purchaser does not own any securities of DCBF which are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power of such securities.

Section 4.1. DCBF and Bank Representations and Warranties.

DCBF and Bank hereby represent and warrant to the Standby Purchaser that as of the date hereof and as of the date of the Closing which representations and warranties shall survive the closing.

(a) Each of DCBF and the Bank is an Ohio corporation duly formed and validly existing under the laws of the State of Ohio. DCBF has the corporate power and authority to execute, deliver and perform this Agreement.

(b) The execution, delivery and performance by DCBF of this Agreement, and any other agreements or documents contemplated hereby, have been duly authorized by all requisite corporate action, and (i) will not violate (A) any provision of applicable law, (B) DCBF’s or the Bank’s articles of incorporation, as amended to date, or other organizational documents, or (C) any provision of any indenture, agreement or other instrument to which DCBF or Bank, or any of either’s properties or assets is bound, (ii) will not conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any such order, indenture, agreement or other instrument, and (iii) will not result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon the Purchased Shares. However, the parties hereto acknowledge that the Purchased Shares shall be subject to the restrictions set forth in Section 4 (d) above.

(c) This Agreement has been duly executed and delivered by DCBF and will constitute a legal, valid and binding obligation, enforceable in accordance with its terms.

(d) DCBF and the Bank have not failed to disclose any material agreement or circumstance that, if disclosed, would reasonably be expected to have a material effect on the Standby Purchaser’s decision to enter into this Agreement, or that would or will have a material adverse effect on the Standby Purchaser’s ownership interest in DCBF pursuant to the Common Shares, or that would reasonably be expected to otherwise have a material adverse effect on the rights and interests of the Standby Purchaser in DCBF pursuant to the terms of this Agreement and its ownership of the Purchased Shares.

(e) The Purchased Shares will be duly authorized and, when issued and paid for pursuant to the terms of this Agreement, will be validly issued, fully paid and nonassessable, and will have the rights, preferences, and privileges specified in the articles of incorporation of DCBF, subject, however, to the restrictions set forth in Section 4 (d) above.

(f) DCBF and the Bank prior to closing shall have obtained all state and federal regulatory approvals necessary for the Rights Offering, this Offering to the Standby Purchaser and all transactions related thereto.

(g) The information provided by the Standby Purchaser described in Section 2 was prepared and maintained in the ordinary course of business and is accurate.

Section 5 – Accredited Investor Representation. The Standby Purchaser is an “Accredited Investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Act because the Standby Purchaser meets the description in one or more of the following categories (please check ALL applicable categories):

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase, exceeds $1,000,000. For purposes of calculating net worth, (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the purchase of the Common Shares, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the purchase of the Common Shares exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the purchase of the Common Shares shall be included as a liability.

☐	Any natural person who had individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year.

☐	Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Common Shares, with total assets in excess of $5,000,000.

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Common Shares, whose purchase is directed by a person with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares.

☐	Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”) if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

☐	Any entity in which all the equity owners are Accredited Investors.

Section 6 – Board Representative. If the Standby Purchaser purchases at least 526,316 Common Shares pursuant to this Agreement, within 30 days after the Closing Date, the Standby Purchaser may designate an individual to be elected or appointed to the Board of Directors of DCBF and the Bank (the “Board Representative”). DCBF shall cause the Board Representative to be elected or appointed, as the case may be, subject only to the required approval of any regulatory authority (including the Federal Reserve Board of Governors, FDIC or Ohio Division of Financial Institutions, as applicable). If any regulatory authority fails to approve the Board Representative proposed by the Standby Purchaser, the Standby Purchaser may designate additional Board Representatives as necessary until regulatory approval is obtained. Additionally, if at any time the Standby Purchaser’s Board representation constitutes less than ten percent (10%) of the voting membership of the Board of Directors of DCBF or the Bank, the Standby Purchaser shall be entitled to designate additional Board Representatives sufficient to assure at least a ten percent Board representation. All Board Representatives shall be insured under a standard director and officer liability insurance policy in the amount of at least Six Million Dollars procured at the expense of DCBF.

Section 7 – Conditions. The respective obligations of DCBF and the Standby Purchaser to purchase the Purchased Shares as set forth in this Agreement are subject to the representations and warranties of DCBF and the Standby Purchaser contained herein being true and correct in all material respects as of the Closing Date, and DCBF and the Standby Purchaser having performed all covenants and agreements herein required to be performed on its part at or prior to the Closing Date.

Section 8 – Termination. The parties hereto shall not have the right to terminate, cancel, revoke, assign or transfer this Agreement and the purchase represented hereby except as specifically set forth below:

(a) The Standby Purchaser may terminate this Agreement under any circumstances which would result in the Standby Purchaser, individually or together with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to acquire or retain control of a depository institution or depository institution holding company, to a federal bank regulatory authority.

(b) In the event (i) DCBF, in its reasonable judgment, determines that it is not in the best interests of DCBF and its shareholders to go forward with the Offering or (ii) consummation of the Offering is prohibited by law, rule or regulation, in each case, DCBF may terminate this Agreement without liability.

(c) In the event DCBF is unable to raise a total of $13,000,000 from the Rights Offering and the Offering, then Standby Purchaser shall have the option to terminate this Agreement. However, the parties agree that DCBF shall have the right to extend the offering period, including the oversubscription period, in order to obtain the required funds. In no event shall the offering period, including the period during which Standby Purchaser may be required to purchase the Standby Shares, be extended past November 30, 2012.

Section 9 – Incidental Registration Rights. If DCBF at any time proposes to register any equity securities under the Securities Act of 1933, as amended (the “Securities Act”), it will give written notice of such intention to the Standby Purchaser. Upon the written request of the Standby Purchaser given within 15 days after receipt of such notice, DCBF shall use its best efforts to cause the Purchased Shares to be included in such registration; provided, however, that DCBF may elect not to file a registration statement or to withdraw any registration statement at any time prior to the effective date thereof.

Section 10 – The Closing. The delivery of and payment for the Purchased Shares shall take place at the Bank’s Corporate Center, 110 Riverbend Ave., Lewis Center, Ohio 43035, at 10:00 a.m., Eastern time, immediately after the closing of the sale of Common Shares pursuant to the Rights Offering, such time and date to be not more than five (5) business days after the foregoing notification and to be specified therein (such time and date being referred to as the “Closing Time,” the date of the Closing Time being referred to as the “Closing Date” and the consummation of the transaction being referred to as the “Closing”).

Section 11 – Conditions to Closing. The obligation of the Standby Purchaser to purchase and pay for the Common Shares is subject to the fulfillment, prior to or on date of Closing, of the following conditions, any of which may be waived in whole or in part by the Standby Purchaser:

(a) The representations and warranties of DCBF contained in this Agreement shall be true, correct and complete in all material respects.

(b) All covenants, agreements and conditions contained in this Agreement to be performed or complied with by DCBF shall have been performed or complied with in all material respects.

(c) DCBF shall have delivered to the Standby Purchaser a certificate dated as of the date of the Closing, executed by an officer, certifying the satisfaction of the conditions specified in Section 4.1(e) and (f).

(d) All required approvals and consents that are required in connection with the consummation of the transactions contemplated by this Agreement shall have been duly obtained and shall be effective.

(e) There shall have been no material adverse change to the financial condition, business, prospects, assets, properties, or operations of DCBF or the Bank since the date of this Agreement.

Section 12 – Delivery of Purchased Shares. At the Closing, the Purchased Shares to be purchased by the Standby Purchaser hereunder, registered in the name of the Standby Purchaser or its nominee(s), as the Standby Purchaser may specify in writing at least three (3) days prior to the Closing Date, shall be delivered by or on behalf of DCBF to the Standby Purchaser, for the Standby Purchaser’s account, against delivery by the Standby Purchaser of the Subscription Price therefore in immediately available funds in the form of one or more federal funds checks or a wire transfer to an account designated by DCBF.

Section 13—Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Ohio. Any action, suit or proceeding in respect of or arising from or out of this Subscription Agreement may be prosecuted as to any one or more of the parties hereto at Delaware County, Ohio. Each party to this Agreement jointly and severally consents to the exercise of jurisdiction over his, her or its person by any court situated at Delaware County, Ohio and having jurisdiction over the subject matter of any action, suit or proceeding arising from or out of or in respect of this Agreement. Adequate notice of any such action, suit or proceeding in any such court shall conclusively be deemed to have been given to any one or more of the parties hereto against whom the same is instituted, if given to such party by any manner consistent with the Ohio Rules of Civil Procedure or any other manner consistent with due process of law.

Section 14—Successors and Assigns. This Agreement may not be assigned without the written consent of all parties. This Agreement constitutes the entire understanding between the parties and supersedes all prior discussions, understandings, or agreements. All amendments to this Agreement must be in writing and signed by all parties. All representations and warranties shall survive execution and delivery of this Agreement and the Closing.

IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the Standby Purchaser and DCBF has signed or caused to be signed its name as of the day and year first above written.

DCB FINANCIAL CORP

By:

Name:

Title:

STANDBY PURCHASER

Name

By:

Name:

Title:

This form of agreement was signed by:

JMAC, Inc.

EXHIBIT B

AGREEMENT FOR JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that the Schedule 13D being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of DCB Financial Corp., an Ohio corporation, is hereby filed on behalf of each of the undersigned.

August 12, 2015	/s/ Michael Allen Priest

JMAC, Inc.

August 12, 2015	By:	/s/ Michael Allen Priest
Michael Allen Priest
President